# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bambusa Therapeutics, Inc., CIK 0002044950
CUSIP: 058937103
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 22 BOSTON WHARF ROAD, FLOOR 7, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 10/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001802897

## Reporting persons
- ATHOS KG: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 4,579,067; sole dispositive power 0; shared dispositive power 4,579,067; aggregate amount beneficially owned 4,579,067 (9% of the class)
- Objektgesellschaft Salzufer 1 GmbH: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 4,579,067; sole dispositive power 0; shared dispositive power 4,579,067; aggregate amount beneficially owned 4,579,067 (9% of the class)
- Salzufer Holding Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,579,067; sole dispositive power 0; shared dispositive power 4,579,067; aggregate amount beneficially owned 4,579,067 (9% of the class)
- Thomas Maier: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 120,121; shared voting power 4,579,067; sole dispositive power 120,121; shared dispositive power 4,579,067; aggregate amount beneficially owned 4,699,188 (9.2% of the class)

## Item 1. Issuer
Name of issuer: Bambusa Therapeutics, Inc.
Address of issuer's principal executive offices: 22 BOSTON WHARF ROAD, FLOOR 7, BOSTON, MASSACHUSETTS, 02210.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by ATHOS KG, Objektgesellschaft Salzufer 1 GmbH (Salzufer 1), Salzufer Holding Inc. (Salzufer) and Thomas Maier, each of the foregoing, a Reporting Person, and collectively, the Reporting Persons. The securities reported herein are held of record by Salzufer, other than 120,121 shares of Common Stock held of record by See Property Partners GmbH for the benefit of Mr. Maier, as to which Mr. Maier may be deemed to have sole voting and dispositive power. Salzufer 1 is the sole shareholder of Salzufer. ATHOS KG is the sole member of Salzufer 1. As a result, each of Salzufer 1 and ATHOS KG may be deemed to beneficially own the securities held by Salzufer. Thomas Maier is the general partner (komplementar) of ATHOS KG. The limited partners (kommanditisten) of ATHOS KG are members of the families of Thomas and Andreas Strungmann. Mr. Maier disclaims beneficial ownership of the securities held by Salzufer except to the extent of his pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 5, 2026, a copy of which is attached hereto as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The principal business office of each of ATHOS KG, Salzufer 1 and Mr. Maier is Bergfeldstrasse 9, 83607 Holzkirchen, Germany.
The principal business office of Salzufer is 1000 NW 57th Court, Ste 650, Miami, FL 33126.
Citizenship: ATHOS KG is a German limited partnership (Kommanditgesellschaft). Salzufer 1 is a German limited liability company (Gesellschaft mit beschrankter Haftung). Salzufer is a Delaware corporation. Mr. Maier is a citizen of Germany.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages, which were calculated based on 50,942,430 shares of Common Stock outstanding immediately after the Issuer's initial public offering, as reported in the Issuer's final prospectus dated October 29, 2026, filed with the Securities and Exchange Commission on October 30, 2026, assuming no exercise of the underwriters' option to purchase additional shares.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See responses to Item 2(a) and Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See responses to Item 2(a) and Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement, dated November 5, 2026

## Signatures
- ATHOS KG: /s/ Thomas Maier, Authorized Signatory (11/05/2026)
- Objektgesellschaft Salzufer 1 GmbH: /s/ Thomas Maier, Authorized Signatory (11/05/2026)
- Salzufer Holding Inc.: /s/ Fabian Rivero, President (11/05/2026)
- Thomas Maier: /s/ Thomas Maier, Thomas Maier (11/05/2026)